Exhibit 99.1

Nano Dimension Sends Letter to Shareholders

Nano is Successfully Executing a Disciplined and Focused Value Creation Strategy to Drive Value for ALL Shareholders

Murchinson’s Self-Serving Campaign is an Attempt to Take Control of Nano Through a Series of Proposals that Would Paralyze the Company’s Strategy

Nano Urges Shareholders to Protect Their Investment and Vote “FOR” Nano’s Proposals

Act Fast – Voting Cut-Off Sunday, December 1st, 2024, at 11:59 p.m. ET

To Learn More Visit: www.ProtectingNanoValue.com

Waltham, Mass., Nov. 07, 2024 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printing solutions, today sent a letter to its shareholders in connection with the Company’s upcoming 2024 Annual General Meeting of Shareholders (“the Annual Meeting”). The letter reiterates the disciplined and focused steps the Company is taking to drive value for all shareholders.

Nano’s Board of Directors urges shareholders to protect their investment and the Company's future by voting today “FOR” ALL of Nano’s proposals. Votes must be received by 11:59 p.m. ET on Sunday, December 1st, 2024. Shareholders of record as of the close of business on October 22nd, 2024, are entitled to vote at the Meeting. The Annual Meeting will be held on Friday, December 6th, 2024, at 7:00 a.m. ET.

The Company’s definitive proxy statement and other important information and resources related to the Annual Meeting can be found at www.ProtectingNanoValue.com or the investor relations page of the Company’s website.

The full text of the letter can be found below.

Your Investment is at Risk.
Vote FOR All of Nano’s Proposals!

Dear Fellow Shareholder,

You have an important decision to make at the upcoming Annual General Meeting of Shareholders (“AGM”) of Nano Dimension Ltd. (“Nano” or the “Company”) on December 6, 2024.

While your Board of Directors (“Board”) and management team have been delivering on the promises we made to you to grow our company and the value of your investment, Murchinson Ltd. (“Murchinson”) has been continuing its years-long attempt to derail our progress, gain control of Nano’s cash, and profit at the expense of other shareholders.

Make no mistake: Murchinson does not intend to grow this company. After nearly two years of attacking Nano, it has never taken the time to put together even the most basic of strategic plans to do so.

Your investment is at stake and the answer is clear:

●	Vote FOR ALL of Nano’s proposals, allowing our Board to continue executing on our strategic plan to build significant long-term value for all Nano Shareholders;

– AND –

●	Vote AGAINST Murchinson’s efforts to derail our progress. All of their proposals will destroy value.

Under the oversight of Nano’s Board and senior management, the Company has made significant progress in the past 12 months. Nano is executing on its plan to become the market leader in digital manufacturing and has delivered on key milestones on its path to profitability and value creation. Highlights include:

●	Transformational M&A. Agreements to acquire Desktop Metal, Inc. (“Desktop Metal”) and Markforged Holding Corporation (“Markforged”) are a realization of Nano’s ambitious and prudent M&A strategy to create the market leader in additive manufacturing (“AM”). The addition of both companies at compelling valuations is expected to accelerate Nano’s path to becoming a leading force in Industry 4.0 and digital manufacturing and provide Nano with a clear path to profitability. With these acquisitions, Nano is poised to build the most comprehensive portfolio of solutions believed to be the next growth engine of the industry, particularly in the fastest developing segment of the market in Metal-AM.

●	Improvements in financial and operational performance. Nano’s focus on operational excellence has delivered strong organic growth and meaningful efficiencies. Significant customer wins and new product development has led to 29% organic revenue growth in 2023 compared to the year prior. In addition, Nano reported a 69% reduction in cash burn in the first half of 2024 from the first half of 2023 and is laser-focused on driving towards profitability.

●	Significant governance enhancements. Nano has acted on feedback from shareholders and governance experts over the past year, enacting important enhancements to its corporate governance. These changes include reducing the size of the Board, separating the Company’s Chairman and CEO roles and continuing Board refreshment initiatives, which added three new directors in the past year alone. This builds on Nano’s commitment to ongoing Board refreshment, which has resulted in seven of the Board’s eight directors added in the past five years.

●	Returning capital to shareholders. Nano is executing a balanced capital allocation approach that enables shareholder returns, investment in R&D, and further growth through M&A. The Company has completed over $160 million in share repurchases since its first repurchase program was approved in August 2022.

In Contrast, Murchinson is Attempting to Deceive Shareholders to Advance its own Agenda

Murchinson is a bad actor that follows a simple playbook:

1.	Find promising companies such as Nano;

2.	Furtively acquire a large position; and then

3.	Seek to dismantle the company and distribute its cash for Murchinson’s own benefit.

That is their goal with Nano.

Despite shareholders’ clear rebuke last year, Murchinson is once again attempting to take control of Nano through a series of proposals that would paralyze Nano’s strategy, while facilitating Murchinson’s path to gain control of the Board and prevent us from maximizing long-term value for all shareholders.

Despite multiple years of pursuing its self-interested agenda, the fund STILL brings NO insight into the business, NO plan for value creation and NO executable ideas.

Don’t be fooled by their appeals to you. Murchinson does not have shareholders’ best interests in mind. The fund is attempting to advance only its own agenda.

Murchinson Claim	The Reality
Murchinson is a BAD ACTOR who continues to pursue control of the Company and is solely motivated by the pursuit of near-term profit at the expense of other shareholders

	●	Current campaign is a continuation of past bad behavior with the ultimate goal of liquidating Nano

Murchinson wants to create	●	Murchinson agenda items are a blatant attempt to freeze Nano in place as Murchinson seeks to gain control long-term shareholder value
	●	Murchinson continues to pursue litigation against Nano on its past attempts to gain Board representation – these actions belie the fund’s claims that it’s not trying to gain control and dismantle the company

Murchinson’s nominees have dubious track records and NO additive skills, NO strategic plan and NO independence from Murchinson

	●	Murchinson nominee Ofir Baharav is Nano’s former Chairman – his oversight of Nano’s strategy led the Company to one of its most dire periods
Murchinson’s nominees are
independent with the right skills and experiences to implement solutions to	●	Robert Pons has NO relevant form of industry, managerial or technical experience and a track record of poor performance at companies where he has served on the board – his 1-year tenure as Chairman of SeaChange saw the stock decrease by 53%
create value
	●	Mr. Pons has demonstrated questionable ethics as a board member having overseen related party transactions that have benefited his activist sponsor at the expense of other shareholders – including a 1-for-3000 reverse stock split at CCUR Holdings that squeezed out smaller shareholders

De-staggering the Board is simply a measure to facilitate Murchinson gaining control of Nano

De-staggering Nano’s	●	Blatant attempt to make it easier to dismantle and liquidate the Company
Board would be good for
governance	●	Classified Board ensures stability and continuity and reduces the risk of attempts to undervalue the Company in a takeover

Both acquisitions represent compelling valuations and will accelerate Nano’s path to becoming a leader in digital manufacturing

Nano’s acquisitions of Desktop Metal and	●	Synergistic acquisitions of Desktop Metal and Markforged at discounted multiples relative to precedent transactions
Markforged are overpriced
and misguided	●	Desktop Metal and Markforged purchase prices at 0.9x and 1.3x LTM revenue, respectively

	●	Strengthens value proposition and provides Nano with clear path to profitability

	●	The addition of both companies expected to enhance Nano’s financial strength and support further investment in strategic initiatives with the combined companies expected to have approximately $340 million in revenue based on fiscal year 2023 and approximately $475 million in cash, cash equivalents, and marketable securities at the time of expected closing of both transactions

Nano has an independent, highly qualified Board that has overseen the Company’s transformation into a broad, digital manufacturing leader with expanded capabilities

	●	Board includes 8 highly qualified Directors, 7 of whom are independent, with diverse skills that help support Nano’s growth strategy

Nano’s Board lacks	●	Directors being targeted by Murchinson, CEO Yoav Stern and General (Ret.) Michael X Garrett are critical to the Board’s oversight independence and needs
refreshment	●	Nano has been committed to ongoing Board refreshment – 7 of the 8 directors were added in the past 5 years

PROTECT YOUR INVESTMENT – VOTE FOR NANO’S PROPOSALS AND AGAINST MURCHINSON’S SELF-INTERESTED AGENDA ITEMS.

Your vote is important. For most shareholders, the expected deadline to vote electronically will be 11:59 pm ET on December 1, 2024. Please vote as early as possible and follow the instructions on your voting instruction form as your broker may impose earlier voting cut-offs. Throw away any proxy materials you may receive from Murchinson.

If you have questions about how to vote your shares, please contact:

About Nano Dimension Ltd.

Nano’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices – on demand, anytime, anywhere.

Nano’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano has served over 2,000 customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D, and academia. The Company designs and makes Additive Electronics and AM 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). AM includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of AM.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements include statements regarding benefits and advantages of the proposed transactions with Markforged and Desktop Metal, and the combined company, Nano’s leadership in AM, the combined company’s revenues and cash, other aspects of the expected transactions with Markforged and Desktop Metal, including the timing of closing of the acquisitions thereof, the potential benefits of a staggered board, Nano’s strategy, potential share buy backs, Nano’s path to profitability, future growth and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. When used in this communication, the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “may,” “will,” “intends,” “projects,” “could,” “would,” “estimate,” “potential,” “continue,” “plan,” “target,” or the negative of these words or similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, Desktop Metal and Markforged, they are subject to various risks and uncertainties. The acquisitions of Markforged and Desktop Metal are subject to closing conditions, some of which are beyond the control of Nano, Desktop Metal or Markforged. Further, actual results, performance, or achievements of Nano, Desktop Metal or Markforged could differ materially from those described in or implied by the statements in this communication. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed (i) under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the SEC on March 21, 2024, and in any subsequent filings with the SEC, (ii) under the heading “Risk Factors” in Desktop Metal’s annual report on Form 10-K filed with the SEC on March 15, 2024, and in any subsequent filings with the SEC, and (iii) under the heading “Risk Factors” in Markforged’s annual report on Form 10-K filed with the SEC on March 15, 2024, and in any subsequent filings with the SEC. The combined company financial information included in this communication has not been audited or reviewed by Nano’s auditors and such information is provided for illustrative purposes only. You should note that such combined company information has not been prepared in accordance with and does not purport to comply with Article 11 of Regulation S-X under the Securities Act of 1933, as amended. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication. Nano is not responsible for the contents of third-party websites.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Markforged intends to file a proxy statement with the SEC. Markforged may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement or any other document that Markforged may file with the SEC. The definitive proxy statement (if and when available) will be mailed to shareholders of Markforged. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement (if and when available) and other documents containing important information about Markforged and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on Markforged’s website at https://investors.markforged.com/sec-filings.

Participants in the Solicitation

Nano, Markforged and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Markforged shareholders in respect of the proposed transaction. Information about the directors and executive officers of Nano, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Nano’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 21, 2024. Information about the directors and executive officers of Markforged, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Markforged’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2024 and Markforged’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Nano or Markforged using the sources indicated above.

Nano Dimension Contacts

Investor:
Julien Lederman, VP Corporate Development
ir@nano-di.com

Media:
Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com

To learn more, visit ProtectingNanoValue.com